EXHIBIT 99.1
                                  ------------


                      PRESS RELEASE DATED OCTOBER 28, 2003

News Release

FOR IMMEDIATE RELEASE:  October 28, 2003

CONTACT: John T. Day, President/CEO
                  Dennis P. Gauger, CFO
                  Nevada Chemicals, Inc.
                  801-984-0228

Nevada Chemicals, Inc. Announces Third Quarter 2003 Earnings

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the third quarter ended September 30, 2003. The company reported net income of $578,000 or $0.08 per share compared to net income of $644,000 or $0.09 per share in the third quarter of 2002. For the first nine months ended September 30, 2003, the company had net income of $1,157,000 or $0.16 per share compared to net income of $1,528,000 or $0.21 per share for the nine months ended September 30, 2002. The net income for the nine months ended September 30, 2002 included a one time before tax gain of $460,000, or net income of $0.04 per share, due to the sale of the company's West African assets. Day also indicated that the company's report on Form 10Q will be filed with the SEC today.

Cyanco, a joint venture of Winnemucca Chemicals, Inc., a wholly-owned subsidiary of Nevada Chemicals, engaged in the manufacture and sale of liquid sodium cyanide, has seen fluctuations this year in the price of various raw materials required for production. Higher cost for natural gas impacts ammonia, caustic soda and electricity. Day commented that Cyanco has not yet seen increased mining activities due to increased gold prices, although the mining companies typically review their strategies to exploit the higher prices. He stated further that some of Cyanco's client base has chosen to move ahead with major maintenance projects in anticipation of higher mining levels. Day added that the company remains encouraged by the continued strength of the market price of gold and is hopeful that this will result in greater demand for Cyanco's products.

Nevada Chemicals continues to have a strong balance sheet with no long term debt and with cash, cash equivalents and short-term investments approaching $1.50 per share. On October 13, 2003, Nevada Chemicals paid a quarterly dividend of $0.05 per share to all shareholders of record on September 29, 2003. The company's board of directors continues to review strategies for the future of Nevada Chemicals.

Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the company's business prospects and performance. These include, but are not limited to, the level of mining activity in the company's market area, changes in prices for commodities that affect the price of raw materials used by the company, changes in the price of gold, competitive factors, changes in environmental regulation, technological changes in the mining industry, and other factors discussed in the company's reports to shareholders and periodic filings with the Securities and Exchange Commission.


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                             NEVADA CHEMICALS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             AND BALANCE SHEET DATA

                                             Three Months Ended Sept. 30             Nine Months Ended Sept. 30
                                               2003               2002               2003                 2002

Revenues                                    $  1,025,000      $  1,494,000         $  2,289,000          $  2,973,000

Other Income - Gain on Sale of Assets                  -                 -                    -               460,000

Net Income                                       578,000           644,000            1,157,000             1,528,000

Earnings per Share,
     Assuming Dilution                      $       0.08      $       0.09         $       0.16          $       0.21

Weighted Average Number of Shares
     Outstanding - Diluted                     6,945,000         7,360,000            7,034,000             7,366,000

Cash Dividends per Share                    $       0.05      $          -         $       0.10          $          -

Stockholders' Equity                        $ 21,677,000      $ 21,773,000         $ 21,677,000          $ 21,773,000

Total Assets                                $ 24,718,000      $ 24,604,000         $ 24,718,000          $ 24,604,000